SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.

(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 56100 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                           No  ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

On August 8, 2016, Magal Security Systems Ltd. (“we,” or the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company’s offices located at 17 Altalef Street, Industrial Zone, Yehud, Israel.  At the Meeting, our shareholders approved the following resolutions:

(1)	Re-election of Messrs. Beck, Ben-Haim, Berman, Bigger and Steifel as directors of the Company for a term to expire at the 2017 annual general meeting;

(2)	Re-election of Ms. Liza Singer as an external director for a three year term;

(3)	Re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016;

(4)	Approval of a private placement of Ordinary Shares to the Company’s controlling shareholders, the FIMI partnerships, as part of a rights offering to raise capital; and

(5)	Readopt the Company’s executive compensation policy.

Only shareholders of record as of the close of business on July 6, 2016 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2016
Magal Security Systems Ltd.

By:  /s/ Saar Koursh
Saar Koursh
Chief Executive Officer